

Mail Stop 7010

July 30, 2007

via U.S. mail and facsimile
Mr. Terry C. Turner
Chief Executive Officer
Golden Eagle International, Inc.
9661 South 700 East
Salt Lake City, Utah 84070

> **Re:** **Golden Eagle International, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 17, 2007**
> **File No. 0-23726**

Dear Mr. Turner:

We have reviewed your amended proxy statement and response letter dated July 17, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Services Fee, page 16

1.   Based on your response, it does not appear that you are eligible to use Form S-8 for securities offered to consultants or advisors given your representation that such shares, once they become available, would be issued to the law firm of Hamilton, Lehrer & Dargan, PA.   While we note your reference to footnote 20 of Release 33-7646, it does not appear that Hamilton, Lehrer & Dargan, P.A., which employs at least two other attorneys in addition to Ms. Hamilton, would be considered an alter ego for Ms. Hamilton in the same way that the personal services corporations discussed in the *Aaron Spelling* no-action letter would be considered alter egos for the optionees in question. We further refer you to the interpretative guidance that follows in which it is clarified that, in order to be eligible to use Form S-8, it should not matter if the consulting contract is with an entity or a natural person, as long as the securities registered are issued to the natural persons working for the consulting entity who provide bona fide services to the issuer. In light of this fact, please inform us of how you intend to issue shares to Hamilton, Lehrer & Dragon.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Mellissa Duru at (202) 551-3757 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: <u>via facsimile</u>
        Fred Lehrer, Esq.
        (561) 416-2855